UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024 (Report No. 5)

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On May 28, 2024, Dr. George Apostol, the Chief Medical Officer, or the CMO, of NLS Pharmaceutics Ltd., or the Registrant, notified the Registrant of his resignation, effective immediately. Dr. Apostol’s resignation was not the result of any disagreement with the Registrant, or due to any matter relating to the Registrant’s operations, policies or practices.

Dr. Eric Konofal, the Chief Scientific Officer and Co-Founder of the Registrant, will assume the role of interim CMO in addition to his current roles.

The Report on Form 6-K is incorporated by reference  into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: May 31, 2024	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer

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